[redacted]

05036076

SECURITIES AND EXCHANGE COMMISSION

VF 3-8-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2005 WASH, D.C. 213 SECTION PROCESSING

SEC FILE NUMBER
8- 66245

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brisbane Advisors Ltd. Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 U. S. Highway One, Suite 206

(No. and Street)

North Palm Beach, Florida 33408

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren W. Blanchard, Jr. 561-630-8400 ext 101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Templeton & Company, LLP

(Name – *if individual, state last, first, middle name*)

222 Lakeview Avenue, Suite 1200 West Palm Beach, Florida 33401

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

PROCESSED MAR 15 2005 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, Warren W. Blanchard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brisbane Advisors Ltd. Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature]
Signature

Chief Executive Officer
Title

[Signature]
Notary Public

MICHELLE HADDAD
MY COMMISSION # DD 190450
EXPIRES: March 6, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). *
- ☒ (d) Statement of Changes in Financial Condition. *
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. *
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. *
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. *
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Separate file - Confidential.

BRISBANE ADVISORS LTD. CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Assets:	
Cash	$ 10,100
Total assets	$ 10,100

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity:	
Contributed capital	50,193
Accumulated deficit	(40,093)
Total member's equity	10,100
Total liabilities and member's equity	$ 10,100

See accompanying notes.

templeton
& COMPANY

REPORT OF INDEPENDENT AUDITORS

To the Member
Brisbane Advisors Ltd. Co.

We have audited the accompanying statement of financial condition of Brisbane Advisors Ltd. Co. (a single member limited liability company) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brisbane Advisors Ltd. Co. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLC

West Palm Beach, Florida
January 25, 2005

222 Lakeview Avenue, Suite 1200 ▪ West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053 ▪ www.templetonco.com